

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 22, 2011

Mr. Steven R. Fox
President and Chief Financial Officer
Stalar 2, Inc.
317 Madison Ave., Suite 1520
New York, New York 10017

  Re: **Stalar 2, Inc.**
    Form 10-K for Fiscal Year Ended September 30, 2010
    Filed December 28, 2010
    File No. 000-52972

Dear Mr. Fox:

  We have completed our review of your filings and do not have any further comments at this time.

        Sincerely,

        /s/ Tia Jenkins

        Tia Jenkins
        Senior Assistant Chief Accountant
        Office of Beverages, Apparel and
        Health Care Services